                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                           Templeton Dragon Fund, Inc.
                     -------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                     -------------------------------------
                         (Title of Class of Securities)

                                    88018T101
                     -------------------------------------
                                 (CUSIP Number)



                                    COPY TO:
Michael Pradko                                    Timothy W. Diggins, Esq.
Harvard Management Company, Inc.                  Ropes & Gray
600 Atlantic Avenue                               One International Place
Boston, MA  02210                                 Boston, MA  02110
(617) 523-4400                                    (617) 951-7389

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 22, 2002
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |X|.

                               Page 1 of 8 Pages

                                  SCHEDULE 13D

===============================================================================
                                 SCHEDULE 13D
CUSIP NO.  88018T101                                       Page 2 of 8 Pages

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          President and Fellows of Harvard College
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
          WC
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Massachusetts
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF                  6,216,250
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY                 --
     OWNED BY      -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
                                6,216,250
    REPORTING      -----------------------------------------------------------
      PERSON         10   SHARED DISPOSITIVE POWER
       WITH                     --
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,216,250
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
      [ ]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          16.1%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
          EP
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 8 Pages

                                  SCHEDULE 13D

                           Templeton Dragon Fund, Inc.

Item 1. Security and Issuer.

     This statement relates to the shares of common stock, $0.01 par value (the "Common Stock"), of Templeton Dragon Fund, Inc. (the "Fund" or "Issuer"), which has its principal executive offices at 700 Central Avenue, St. Petersburg, FL 33701.

Item 2. Identity and Background.

     This statement is filed by President and Fellows of Harvard College ("Harvard"), a Massachusetts educational corporation. The principal executive offices of Harvard are located at c/o Harvard Management Company, 600 Atlantic Avenue, Boston, Massachusetts 02210. Harvard's investment activities are carried on from the offices of Harvard Management Company at 600 Atlantic Avenue, Boston, Massachusetts 02210.

     Information relating to each of the President, Fellows and executive officers of Harvard is contained in Exhibit A attached hereto and incorporated herein by reference. Each of the President, Fellows and executive officers of Harvard is a citizen of the United States of America.

     None of Harvard or, to the best of Harvard's knowledge or belief, any of the persons listed in Exhibit A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). Neither Harvard, nor to the best of Harvard's knowledge and belief, any of the persons listed in Exhibit A has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     Beneficial ownership of the Common Stock of the Fund to which this statement relates was acquired by Harvard with Harvard's general funds.

Item 4. Purpose of Transaction.

     The securities of the Fund acquired and held by Harvard were acquired in the ordinary course of business and were not acquired for the purpose of or, except as described herein, with the effect of changing or influencing the control of the Fund.

     Harvard may in the future take any of a number of steps to enhance the value of its investment in the Fund. These may include Harvard's making shareholder proposals to terminate the Fund's investment management agreement with Templeton Asset Management Ltd., the Fund's investment manager ("Templeton"), the solicitation of proxies in opposition to management proposals to shareholders, the nomination of candidates to serve as Directors of the Fund, and any other steps Harvard might at the time believe may enhance shareholder value. Harvard would also likely support Board and management proposals that would have the effect of enhancing shareholder value if the Board of Directors and management were to show a commitment to adoption of the proposals.

     The Fund's Common Stock has traded at a chronic discount to net asset value. Harvard believes that neither the Board of Directors of the Fund nor Templeton has taken meaningful steps to eliminate the discount, and that neither has demonstrated any commitment to doing so. Harvard

                               Page 3 of 8 Pages
has contacted management of the Fund on numerous occasions to urge management to take substantial steps to eliminate the discount, but to no avail. In fact, Harvard believes that the actions of the Board and Templeton show a clear disregard for eliminating the discount and realizing shareholder value.

     For example, in June 2002, the Fund conducted a tender offer for up to 10% of its shares at a price of 90% of net asset value on the last day of the offer, and announced that the Board had approved another tender offer for an additional 10% of its shares on the same terms to commence prior to April 30, 2003. In the initial tender offer, 4,364,925.9071 shares were properly tendered, or approximately 9% of the Fund's shares. This response was poor and, Harvard believes, indicative of shareholder sentiment that the offer was undesirable. Harvard believes that the tender offers are too limited in size, and are priced too low, to provide a significant benefit to shareholders or to have any substantial lasting effect on the Fund's discount.

     Most recently, in response to shareholder displeasure, evidenced by, among other things, a shareholder proposal submitted by Harvard, the Board of Directors of the Templeton China World Fund, Inc., another closed-end fund managed by Templeton, "unanimously determined to recommend to shareholders the approval of a proposal to convert [that fund] into an open-end investment company in its continuing efforts to address the discount between the Fund's share price and its net asset value." (Filing with Securities and Exchange Commission on Schedule 14A, November 13, 2002) Incredibly, less than a week later, in a presentation to the Salomon Smith Barney asset management conference, Greg Johnson, of the office of the president of Templeton's parent company, publicly called the Board's decision into question by stating that Templeton does not believe that open-end fund investment in China is "appropriate." ("Activism Puts Damper On New Country Close-End Funds -Exec," Wall Street Journal, November 19, 2002)

     In addition, despite Harvard's urgings (most recently in discussions with management regarding management's proposal to open end the China Fund), the Board of Directors of the Fund, which is virtually the same as the Board of the China Fund, has refused to take the same steps to benefit shareholders of the Fund. Templeton has publicly described the China Fund as the Fund's "sister" fund and has described the Fund as a "mirror" of the China Fund. (The Scott
Letter: Closed-End Fund Report(C), January 2002 - Volume II, Issue 1, " Sir John Templeton & Dr. Mark Mobius on Emerging Markets" By: George Cole Scott) Both funds have traded at chronic and substantial discounts to net asset value. Yet the Board - inexplicably -- adopted the open-end proposal only for the China Fund and not for the Fund, even though the Board found explicitly that open-ending the China Fund is "in the best interests of [that] Fund and its shareholders." While it is not clear to Harvard that open-ending either fund is necessarily the optimal approach to enhancing shareholder value, the inconsistency is puzzling, to say the least, and, Harvard believes, indicative of the Board's and management's unwillingness to take seriously the desire of shareholders that the Board take immediate substantial steps to eliminate the discount and enhance shareholder value.

     Harvard believes that the Board's and Templeton's history of inaction, the obvious disparity of treatment between the Fund and the China Fund, and Templeton's recent public statements hostile to the open-ending process, reflect unwillingness on the part of Fund management to address seriously the Fund's discount and to enhance shareholder value. Accordingly, Harvard is reserving its right to take any action it considers necessary or appropriate to enhance the value of its investment in the Fund.

Item 5. Interest in Securities of the Fund.

     (a),(b) Harvard is the beneficial owner of 6,216,250 shares of Common Stock (approximately 16.1% of the shares of Common Stock).

     Harvard has sole power to vote and sole power to dispose of such shares to which this Statement relates.

     (c) Not applicable.

     (d) Not applicable.

                               Page 4 of 8 Pages

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Fund.

     Not applicable.


Item 7. Material to be Filed as Exhibits.


Exhibit A --     Information concerning the President, Fellows and executive officers of Harvard.


                               Page 5 of 8 Pages

                                    Signature

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 22, 2002

PRESIDENT AND FELLOWS OF HARVARD COLLEGE



By: /s/ Michael S. Pradko
   ------------------------
   Name:  Michael S. Pradko
   Title: Authorized Signatory

                                Page 6 of 8 Pages

                                  EXHIBIT INDEX

                                                             Page Number In
Exhibit                                                       Sequentially
Number        Description                                     Numbered Copy
-------       -----------                                    --------------
A             Information Concerning the President,                7
              Fellows and executive officers of Harvard


                               Page 7 of 8 Pages

                                    EXHIBIT A

                        Directors and Executive Officers

     The names of the President, Fellows and Executive Officers of Harvard and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o Harvard Management Company, Inc., 600 Atlantic Avenue, Boston, Massachusetts 02210.

President, Fellows and Executive Officers of Harvard College
------------------------------------------------------------

Name                                Office/Position
----                                ---------------
Lawrence H. Summers                 President

D. Ronald Daniel                    Treasurer

Mark Goodheart                      Secretary

Hanna H. Gray                       Fellow

Conrad K. Harper                    Fellow

James R. Houghton                   Fellow

Robert E. Rubin                     Fellow

Robert D. Reischauer                Fellow


                               Page 8 of 8 Pages